SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 13 )*

Name of issuer:  TotalEnergies SE

Title of Class of Securities:  Shares

CUSIP Number:  Not Applicable**

Date of Event Which Requires Filing of this Statement: December 31, 2022

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number is not applicable. The Reporting Persons hold shares with ISIN FR0000120271.

1.  NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amundi

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☐

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of France

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

72,907,540

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

225,227,183

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***

255,227,183

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.  TYPE OF REPORTING PERSON

HC

*** Of this number, Amundi does not have the voting rights on 154,377,459 shares which are held through a « FCPE » (« Fonds Commun de Placement d’Entreprise », an investment vehicle established under French law), solely dedicated to TotalEnergies group’s employees shareholding. Employees of TotalEnergies are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of TotalEnergies. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by TotalEnergies), and not by Amundi.

1.  NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amundi Asset Management

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☐

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of France

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

72,907,540

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

255,227,183

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***

255,227,183

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.  TYPE OF REPORTING PERSON

FI

*** Of this number, Amundi does not have the voting rights on 154,377,459 shares which are held through a « FCPE » (« Fonds Commun de Placement d’Entreprise », an investment vehicle established under French law), solely dedicated to TotalEnergies group’s employees shareholding. Employees of TotalEnergies are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of TotalEnergies. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by TotalEnergies), and not by Amundi.

Item 1(a) - Name of Issuer:

TotalEnergies SE

Item 1(b) - Address of Issuer's Principal Executive Offices:

2 PLACE JEAN MILLIER, LA DEFENSE 6, COURBEVOIE, France, 92400

Item 2(a) - Name of Person Filing:

Amundi
Amundi Asset Management

Item 2(b) – Address of Principal Business Office or, if none, Residence:

Amundi
91-93 boulevard Pasteur
75015 Paris, France

Amundi Asset Management
90 boulevard Pasteur
75015 Paris, France

Item 2(c) – Citizenship:

Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

Item 2(d) - Title of Class of Securities:

Shares

Item 2(e) - CUSIP Number

The CUSIP number is not applicable. The Reporting Persons hold shares with ISIN FR0000120271.

Item 3 - If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☑ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4 - Ownership:
Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank. Amundi Asset Management is a wholly-owned subsidiary of Amundi.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5 - Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

See Attached Appendix A

Item 8 - Identification and Classification of Members of Group:

Not Applicable

Item 9 - Notice of Dissolution of Group:

Not Applicable

Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Executed as a sealed instrument this 24th day of March, 2023.

Company Name
Amundi
By: /s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Company Name
Amundi Asset Management
By: /s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of TotalEnergies SE that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 24th day of March, 2023.

Company Name
Amundi
By: /s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Company Name
Amundi Asset Management
By: /s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Appendix A

Subsidiary:

AMUNDI AM****
Amundi Asset Management
AMUNDI AUSTRIA GMBH
AMUNDI CZECH REPUBLIC
AMUNDI DEUTSCHLAND GMBH
AMUNDI INVT FD MGMT PRIVATE LTD(HUNGARY)
AMUNDI IRELAND LIMITED
Amundi Japan
Amundi Asset Management US, Inc.
AMUNDI SGR
AMUNDI SINGAPORE
AMUNDI TAIWAN LTD
AMUNDI UK LTD
BFT INVESTMENT MANAGERS
CPR
KBI Global Investors (North America) Ltd
KBI Global Investors Ltd
S2G
SABADELL ASSET MANAGEMENT

****Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G